Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Lists on the NYSE Amex under the Symbol “EMXX”

Vancouver, British Columbia, January 25, 2012 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the “Company” or “Eurasian Minerals”) is pleased to announce that its common shares have been approved for listing on the NYSE Amex beginning on January 30, 2012 under the ticker symbol “EMXX”. The common shares will continue to be listed on the TSX Venture Exchange under the ticker symbol “EMX”.

The listing of its common shares on the NYSE Amex is a significant milestone for Eurasian Minerals, and will provide the Company with broader exposure to investors in the United States and world-wide. Eurasian Minerals has a global exploration portfolio, and this broader market exposure reflects the Company’s growth and will increase liquidity for its shareholders.

“We welcome Eurasian Minerals to the NYSE Euronext family of listed companies and onto the NYSE Amex,” said Scott Cutler, Executive Vice President, NYSE Euronext. “The NYSE Amex helps companies like Eurasian Minerals and its shareholders benefit from our superior trade execution, our relationships with institutional investors and our extensive suite of investor relations services. We look forward to building a strong and lasting relationship with Eurasian Minerals’ management and shareholders.”

About Eurasian Minerals. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and under-explored mineral belts. Eurasian Minerals currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: 303-979-6666	Phone: 604-688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Forward Looking Statements
This news release contains certain forward-looking statements regarding the anticipated listing of the Company’s common shares on the NYSE Amex and the anticipated consequences thereof. Actual events or results may differ materially from those contained in these forward-looking statements. Among the important factors that could cause future events or results to vary from those addressed in the forward-looking statements include without limitation, risks and uncertainties arising from the completion of the Company’s listing on the NYSE Amex. In addition, please refer to the documents that the Company files with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. The filings by the Company identify and address other important factors that could cause events and results to differ materially from those contained in the forward-looking statements set forth in this news release and the Company’s other filings. The Company is under no duty to update any of the forward-looking statements after the date of this news release to conform to actual results.

The NYSE Amex, TSX Venture Exchange and Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com